UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On October 21, 2026, Masonglory Limited (the “Registrant” or the “Company”) announced that its Nasdaq ticker symbol will change from “MSGY” to “FFTT”, effective at the opening of trading on October 28, 2026. No action is required from existing shareholders and the Company’s CUSIP number will remain unchanged

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date: October 21, 2026	By:	/s/ Jinyu XIE
	Name:	Jinyu XIE
	Title:	Chief Executive Officer, Co-chairman of the Board and Director

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